April 27, 2005

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 4-8

Washington, D.C.   20549-0405

Re:

Quincy Gold Corp. (the “Company”)

Form SB-2 filed on January 26, 2005

File No. 333-122301

Dear Mr. Schwall:

As you requested in your facsimile transmitted letter, dated February 28, 2005, I have outlined below the Company’s responses, with each response keyed to the comments as well as including a “highlighted” or “redlined” copy of each of the reports referenced above:

Selling Shareholders, page 9

1.

Please provide further description of the underlying private placement transactions.  For example, disclose your use of proceeds from those private placements.

As requested, changes have been made to the registration statement by including a table detailing the use of proceeds from the private placements.

2.

Indicate the natural persons who exercise voting and/or dispositive powers with respect to the shares held by non-persons.  See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.  See also Rule 13d-3 under the Exchange Act.

As requested by Staff, the disclosure has been amended to reflect the natural persons who exercise voting and/or dispositive powers with respect to the shares held by non-persons (to the knowledge of the Registrant), except where the non-person is a publicly held entity.

H. Roger Schwall

April 27, 2005

3.

Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer?  If so, please confirm to us on a supplemental basis that the securityholder purchased the securities you are registering on its behalf in the ordinary course of business, and at the time of the purchase of the securities to be resold, the security holder had no agreement or understandings, directly or indirectly, with any party to distribute the securities.  Otherwise, identify the reselling securityholder as an underwriter.  We may have additional comments.

The Registrant has informed me that none of the selling shareholders are registered U.S. broker-dealers or affiliates of a registered U.S. broker-dealer. Kingsdale Capital Markets Inc., is a registered underwriter based in Toronto, Canada and a member of the Toronto Stock Exchange.  However, Kingsdale Capital Markets Inc., is not registered as a broker-dealer in the United States.

Exhibit, page 63

4.

It appears that the exhibit list is incorrect.  For example, Exhibit 23.2 lists Sellers and Andersen, L.L.C. as your accountant, but the consent is signed by Madsen & Associates, CAP’s Inc.  Please revise.

As requested by Staff, the requested change has been made to the list of exhibits in the registration statement

Please contact me if you require any further information.

Very truly yours,

CHARLES A. CLEVELAND, P.S.

By:

 /s/ Charles A. Cleveland

 Charles A. Cleveland

cc:

Quincy Gold Corp.